Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

(Commission File No. for Registration Statement on Form S-4 333-200614)

To: All LabCorp & Covance Employees

From: Steve Anderson & Jared Freedberg

Subject: LabCorp/Covance Integration Update

Date: 5 December 2014

Dear Colleagues,

As the integration team leaders, we are committed to providing the organization with information and updates on the transition goals, activities, and milestones to ensure the appropriate transparency and to help provide you with insights and answers to your questions.

Since the announcement that LabCorp would acquire Covance last month, we’ve been incredibly impressed by the energy and enthusiasm our leaders and employees have directed toward the opportunity. We’ve seen both LabCorp and Covance bring their best to the forefront in employee meetings and town halls, and in client outreach efforts. During these discussions it has been strikingly apparent that our combined organization will bring customers an unparalleled level of science, service, and scope of capabilities that will advance personalized medicine, improve the development of therapeutics, and transform drug commercialization – resulting in more effective treatment options for physicians and improved health outcomes for patients.

In that spirit of enthusiasm and great potential we have received many offers of help and interest in serving on the integration team and related work streams. We are grateful for your continued support, and have set ourselves the following initial tasks:

•	Recruit and build the Integration Leadership Team,

•	Create an Integration Framework for the project,

•	Identify a consulting partner to work with us on the integration,

•	Create forums to provide employees with regular updates on our progress

Today, we are pleased to announce the formation of the Integration Leadership Team and the development of an initial

Integration Framework.

The team structure and members were selected based on their ability to represent specific functional and business unit areas that will be critical to our combined success. Each functional area will be co-led by contributing team leaders from both LabCorp and Covance. The team leaders are:

Each functional or business area represented on the Integration Leadership Team will form working groups that will focus on specific elements of the integration activities. Many of you will be asked to bring your expertise and perspectives to those working groups.

The Integration Leadership Team will report into a Joint Steering Committee which will include both of us as well as Dave King, Eric Lindblom, and Glenn Eisenberg from LabCorp; and Joe Herring, Jon Koch, and Dr. Ken Somberg from Covance. This steering committee will provide overall project oversight.

We have also worked together to create an Integration Framework designed to ensure both organizations remain focused on three guiding principles which will form the cornerstone of our work:

1.	Protect the Base Business – designed to protect and continue promoting the value and core expertise we bring to our clients every day

2.	Deliver Combinational Synergies – designed to apply best practices, increase efficiency, and streamline and/or combine areas to produce increased revenue or cost savings

3.	Develop Strategic Synergies – designed to create new commercial solutions and offerings from our combined and complementary capabilities

This is an exciting time for our two companies, and each of these principles plays an important role in defining our integration plans and path forward. The combination of LabCorp and Covance has the potential to deliver enormous value for our customers and enormous opportunities for our employees. It is critical to our success that we keep this framework and collaborative spirit in mind as we perform our work.

We want to close by thanking you all for your enthusiasm, excellent questions, and support. As we begin the integration journey, we are committed to transparency and will provide regular updates to answer questions and keep you informed.

Sincerely,

Steve Anderson, PhD	Jared Freedberg
SVP and Global Head, Clinical Trials	VP, Corporate Development
LabCorp	Covance

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.